CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated May 29, 2015, relating to the financial statements and financial highlights of AlphaCentric Smart Money Fund and AlphaCentric Asset Rotation Fund, each a series of Mutual Fund Series Trust, for the period ended March 31, 2015, and to the references to our firm under the headings “Financial Highlights” in the Prospectus.

We further consent to the references to our firm in this Registration Statement on Form N-1A of AlphaCentric Smart Money Fund, AlphaCentric Asset Rotation Fund, AlphaCentric Income Opportunities Fund and AlphaCentric Bond Rotation Fund, each a series of Mutual Fund Series Trust, under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Cohen Fund Audit Services, Ltd.

Cleveland, Ohio

July 27, 2015